                    Independent Auditors' Report


To the Board of Directors and Shareholder
Select Asset Fund, Series 2, Inc.:


We have audited the accompanying statement of assets and liabilities of Select Asset Fund, Series 2, Inc. including the portfolio of invest-ments, as of December 31, 1995, and the related statements of operations for the year then ended, and the statement of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the two year period ended December 31, 1995 and the period from April 28, 1993 (commencement of operations) through December 31, 1993. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included con-firmation of securities owned as of December 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights re-ferred to above present fairly, in all material respects, the financial position of Select Asset Fund, Series 2, Inc. as of December 31, 1995, the results of its operations for the year then ended, its changes in net assets for each of the years in the two-year period then ended and its financial highlights for each of the years in the two year period ended December 31, 1995 and the period from April 28, 1993 (commencement of operations) through December 31, 1993, in conformity with generally accepted accounting principles.

                                        KPMG Peat Marwick, LLP

February 16, 1996
New York, New York

SELECT ASSET FUND, SERIES 2, INC.

Statement of Assets and Liabilities

December 31, 1995


         Assets
Investments, at value (cost $687,404,300)                $974,493,647
Cash                                                           15,183
Dividends receivable                                        1,988,999
Interest receivable                                            90,883

Total Assets                                              976,588,712

       Liabilities
Payable for securities purchased                            1,398,750
Common stock dividend payable                              38,644,827
Accrued expenses                                               64,726
Notes payable  (note 6)                                       117,900
Accrued interest expense  (note 6)                              3,020

Total Liabilities                                          40,229,223

Net Assets                                               $936,359,489

Net assets are represented by:
Common stock at par value, $.01 per share,
          199,996,000 shares authorized,
          64,972,958.8 shares issued and outstanding          649,730
Additional paid-in capital                                648,620,412
Net unrealized appreciation of investments                287,089,347

Net Assets                                               $936,359,489

Net asset value per common shares outstanding                  $14.41

See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 2, INC.

Statement of Operations

For the year ended December 31, 1995


Investment income:
       Dividend income                                    $24,308,840
       Interest income                                        717,907

Total investment income                                    25,026,747

Expenses:
       Broker dealer fee                                      613,290
       Independent accountants                                 56,975
       Auction agent fee                                       12,357
       Custody / administration fees (note 2)                 142,285
       Directors fees and expenses                              8,809
       Interest expense                                         9,893
       Insurance                                               18,923
       Ratings agencies fees                                   24,243
       Legal fees                                             247,474
       Investment management fee (note 2)                      88,556
       Miscellaneous expense                                      502

Total expenses                                              1,223,307

Net investment income                                      23,803,440

Net realized and unrealized gain on investments:
      Net realized gain on investments:
                    Proceeds from sales     $345,139,426
                    Cost of securities sold (327,430,546)

                                                           17,708,880

           Change in unrealized appreciation of investments:
                    Beginning of year         31,474,753
                    End of year              287,089,347

      Increase in net unrealized
        appreciation of investments                       255,614,594

Net increase in net assets resulting from operations     $297,126,914

See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 2, INC.

Statement of Changes in Net Assets

For the years ended December 31, 1995 and 1994


                                             1995            1994

From operations:
       Net investment income                $23,803,440    $20,704,783
       Net realized gain on investments      17,708,880      1,830,017
       Increase (decrease) in net unrealized
          appreciation of investments       255,614,594    (12,589,100)

Increase in net assets from
     operations                             297,126,914      9,945,700

Dividends to stockholders from net investment income:
       Auction market preferred stock       (20,646,887)   (10,123,717)
       Common stock                          (3,156,554)   (16,783,020)

                                            (23,803,441)   (26,906,737)

Dividends to stockholders from net realized gains:
       Auction market preferred stock                 0     (1,354,966)
       Common stock                         (35,488,273)    (1,538,321)

                                            (35,488,273)    (2,893,287)

Decrease in net assets resulting from
     dividends to stockholders              (59,291,714)   (29,800,024)

Increase (decrease) from capital transactions:
       Return of capital dividend           (90,287,871)             0
       Common stock issuance                302,400,000    193,282,997
       Redemption of auction market
          preferred stock                  (400,000,000)             0

Decrease in net assets from
    capital share transactions             (187,887,871)   193,282,997

Total increase in net assets                 49,947,329    173,428,673

Net assets:
       Beginning of year                    886,412,160    712,983,487

       End of year                          936,359,489    886,412,160

See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 2, INC.
Notes to the Financial Statements

December 31, 1995 and 1994


(1)  Organization and Significant Accounting Policies

     The Select Asset Fund, Series 2, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on April 28, 1993.

     The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies.

     The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements:

     (a)  Security Valuation

          Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

     (b)  Security Transactions

          Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date.

     (c)  Federal Income Taxes

          It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

     (d)  Distribution of Income and Gains

          The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are distributed annually.

     (e)  Reclassification Policy

          It is the Funds' policy to reclassify certain amounts to conform to the current years presentation when necessary.

     (f)  Use of Estimates

          Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

(2)  Related Party Transactions

     A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

     During the years ended December 31, 1995 and 1994, dividends paid to the common stockholder were $38,644,827 and $18,321,341, respectively.

     Comerica Bank serves as both custodian and administrator for the Fund. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The management fee is calculated and accrued on a monthly basis.

     During the year ended December 31, 1995, the Fund made a return of capital distribution to the common stockholder in the amount of $90,287,871, of which approximately $39,500,000 is considered taxable for IRS purposes. During 1995, additional paid-in capital was reduced by $18,466,435 in connection with related party loss disallowances required for IRS purposes.

(3)  Investment Transactions

     The aggregate cost of securities purchased and the aggregate proceeds of securities sold, for the year ended December 31, 1995 were $148,263,623 and $347,936,644, respectively.

     As of December 31, 1995, based on cost for Federal income tax purposes, the aggregate gross unrealized appreciation and depreciation for all securities were $294,241,518 and $7,152,171, respectively.

(4)  Auction Market Preferred Stock

     The Fund is structured to issue Auction Market Preferred Stock ("AMPS"). The liquidation value of the AMPS is $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through a Dutch Auction. Each Series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

     In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.

     The Fund had no Auction Market Preferred Stock, ("AMPS") outstanding on December 31, 1995. During the year, 1000 shares of Series B, 1000 shares of Series C, 1000 shares of Series E and 1000 shares of Series G AMPS were redeemed. The aggregate liquidation value was $400 million plus accrued dividends of $3,179,958 at redemption. The series G AMPS holders received a $2,400,000 redemption premium.

(5)  Capital Share Transactions

     During the year the Fund issued 20,630,496.2 shares of common stock for $302,400,000. During 1994, the Fund issued 8,189,990.10 shares of common stock for $193,282,997.

(6)  Notes Payable

     As of December 31, 1995, the Fund had $117,900 of principal notes outstanding to investors. The notes due on April 28, 2018, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of December 31, 1995, the Fund was paying interest at 8.70% per annum.

(7)  Subsequent Event

     The Fund circulated a preliminary Private Placement Memorandum on January 8, 1996 for the issuance of $250 million AMPS.

SELECT ASSET FUND, SERIES 2, INC.

Financial Highlights

For the years ended December 31, 1995 and 1994 and the period April 28, 1993 (commencement of operations) through December 31, 1993



                                                1995          1994     1993***

For a share of common stock outstanding throughout the period:

          Net asset value, beginning of year   $10.97        $11.42   $10.00

          Net investment income                  0.52          0.46     0.35
          Net gains (losses) on securities
               realized and unrealized           6.00         (0.24)    1.25
Total from investment ope                        6.52          0.22     1.60

          Less dividends from net investment income and realized gains:
          Common share equivalent of distributions paid
               to AMPS holders                  (0.45)        (0.26)   (0.12)
          Dividends paid to common sharehold    (0.59)        (0.41)   (0.06)

          Less dividends from net paid-in capital:
          Return of capital dividend
               to common shareholders           (2.04)         0.00     0.00
Total distributions                             (3.08)        (0.67)   (0.18)

Net asset value, end of year                   $14.41        $10.97   $11.42

Total investment return                         59.43%         1.93%   14.85%*

Net assets at end of year (000s)             $936,359      $886,412   $712,983

Ratio of expenses to average net assets applicable to common
       shares                                    0.13%         0.15%    0.24%**

Ratio of net investment income to average net assets applicable
       to common shares +                        0.24%         1.25%    5.32%**

Portfolio turnover                              16.27%         3.52%    1.00%



+Net investment income is adjusted for distributions paid to AMPS holders. *Total investment return for the period; not annualized
**Annualized
***For the period April 28, 1993 (commencement of operations) through December 31, 1993

See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 2, INC.

Portfolio of investments

December 31, 1995

     No. of
     shares                                                        Value

Common Stocks
                BUILDING AND CONSTRUCTION                1.55%

                  BUILDING MATERIALS
     12,700     CHAMPION INTERNATIONAL CORP                         $533,400
     27,600     GEORGIA PACIFIC CORP                               1,894,050
    144,400     HOME DEPOT                                         6,913,150
      6,200     LOUISIANA PACIFIC CORP                               150,350
      9,100     MASCO CORPORATION                                    285,513

                  CONSTRUCTION EQUIPMENT
     11,300     GIDDINGS & LEWIS                                     186,450

                  PAINT AND FLAT GLASS
     28,200     PPG INDUSTRIES INC                                 1,290,150
     25,900     SHERWIN WILLIAMS COMPANY                           1,055,425

                  INDUSTRIAL CHEMICALS
      4,400     GREAT LAKES CHEMICAL CORP                            316,800
      9,500     ROHM & HAAS CO                                       611,563

                  MISCELLANEOUS
     10,800     FLUOR CORP                                           712,800
     10,900     FOSTER WHEELER CORP                                  463,250
      9,800     KAUFMAN & BROAD HOME CORPORATION                     145,774

                     TOTAL BUILDING AND CONSTRUCTION             $14,558,675

                CHEMICALS AND DRUGS                     14.84%

                  CHEMICALS
     15,400     AIR PRODUCTS & CHEMICALS INC                        $812,350
     34,400     AMGEN INC COMMON STOCK                             2,042,500
     45,400     BOSTON SCIENTIFIC CORP                             2,224,600
     81,600     DOW CHEMICAL CO                                    5,742,600
    168,300     DUPONT DE NEMOURS & CO.                           11,759,963
     11,300     EASTMAN CHEMICAL CO                                  707,663
     40,425     ENGLEHARD CORP                                       879,244
     11,100     FMC CORP-NEW                                         750,638
     29,300     GRACE WR & CO                                      1,732,363
     33,800     HERCULES INC                                       1,905,475
     15,300     MONSANTO CO                                        1,874,250
     45,000     MORTON INTERNATIONAL                               1,614,375
     20,500     NALCO CHEMICAL CO                                    617,563
     42,000     PRAXAIR INC                                        1,412,250
     15,200     SIGMA-ALDRICH CORP                                   752,400
     41,600     UNION CARBIDE CORPORATION                          1,560,000

                  DRUGS
    102,600     ABBOT LABS                                         4,283,550
     12,100     ALZA CORP CLASS A                                    299,475
     94,000     AMERICAN HOME PRODUCTS                             9,118,000
    153,800     BRISTOL MYERS SQUIBB CO                           13,207,575
     83,300     JOHNSON & JOHNSON                                  7,132,563
    167,000     LILLY ELI & COMPANY                                9,393,750
    374,600     MERCK & COMPANY, INC.                             24,629,950
     35,090     PHARMACIA & UPJOHN INC                             1,359,738
    192,300     PFIZER INC                                        12,114,900
     51,200     SCHERING PLOUGH                                    2,803,200
     34,800     WALGREEN CO                                        1,039,650

                  COSMETICS
      3,900     ALBERTO CULVER CO CLASS B                            134,063
     20,600     AVON PRODUCTS INC                                  1,552,725
     15,700     INTERNATIONAL FLAVORS & FRAGRANCES                   753,600

                  HEALTH PRODUCTS/CARE
      9,400     ALLERGAN INC                                         305,500
     16,800     BARD C R INC                                         541,800
      7,500     BAUSCH & LOMB INC                                    297,188
     83,900     BAXTER INTERNATIONAL INC.                          3,513,313
     20,000     BECTON DICKINSON & COMPANY                         1,500,000
     12,000     BEVERLY ENTERPRISES INC                              127,500
     71,170     COLUMBIA/HCA HEALTHCARE CORP                       3,611,878
     13,200     COMMUNITY PSYCHIATRIC CENTERS                        161,700
      9,900     MALLINCKRODT GROUP INC                               360,113
     60,600     TENET HEALTHCARE CORP                              1,257,450
     28,700     UNITED HEALTHCARE CORP                             1,879,850
     17,100     U S HEALTH CARE INC                                  795,150
     17,300     U S SURGICAL                                         369,788

                     TOTAL CHEMICAL AND DRUGS                   $138,932,196

                 CONSUMER PRODUCTS                      11.99%

                  CONFECTIONS AND BEVERAGES
     77,500     ANHEUSER-BUSCH COS                                $5,182,813
     20,900     BROWN FORMAN INC CLASS B                             762,850
    173,200     COCA COLA COMPANY                                 12,860,100
     23,400     NEWELL COMPANY                                       605,475
    100,700     PEPSICO INC                                        5,626,613

                  CONTAINERS
     16,100     AVERY DENNISON CORP                                  807,013
      9,100     BALL CORPORATION                                     250,250
     12,600     CROWN CORK & SEAL INC                                526,050
     29,000     STONE CONTAINER                                      416,875
     17,000     TEMPLE INLAND INC                                    750,125

                  PACKAGED FOOD
     80,915     ARCHER DANIELS MIDLAND CO                          1,456,470
     44,300     CPC INTERNATIONAL, INC.                            3,040,088
     33,400     CAMPBELL SOUP CO                                   2,004,000
     34,900     CONAGRA INC                                        1,439,625
     13,600     COORS ADOLPH CO CLASS B                              300,900
     21,800     GENERAL MILLS INCORPORATED                         1,258,950
     46,050     HEINZ H J COMPANY                                  1,525,406
     23,500     HERSHEY FOODS CORP                                 1,527,500
     28,700     KELLOG COMPANY                                     2,217,075
      3,600     PIONEER HI BRED INTERNATIONAL INC                    200,250
     18,300     QUAKER OATS CO                                       631,350
     32,100     RALSTON-PURINA GROUP                               2,002,238
    101,700     SARA LEE CORPORATION                               3,241,688
     55,400     SYSCO CORP                                         1,800,500
     16,100     WRIGLEY WILLIAM JR CO                                845,250

                  PAPER
     28,500     AMERICAN GREETINGS CLASS A                           787,313
     15,600     BEMIS CO                                             399,750
     14,500     BOISE CASCADE CORP                                   502,063
      5,600     FEDERAL PAPER BOARD INC                              290,500
     77,200     INTERNATIONAL PAPER CO                             2,923,950
     25,000     JAMES RIVER CORP                                     603,125
     84,480     KIMBERLY CLARK CORP                                6,990,720
      8,400     MEAD CORP                                            438,900
      8,900     POTLATCH CORP                                        356,000
     21,300     UNION CAMP CORP                                    1,014,413
     10,200     WEYERHAEUSER CO                                      441,150

                  PRINTING AND PUBLISHING
     11,700     JOSTENS INC                                          283,725
      7,600     KNIGHT-RIDDER INC                                    475,000
      6,700     MCGRAW-HILL COMPANIES INC                            583,738
      3,900     MEREDITH CORP                                        163,313
     14,000     NEW YORK TIMES CO CLASS A                            414,750
    117,100     TIME WARNER INC                                    4,435,163
      6,800     TIMES MIRROR CO CL A NEW                             230,350
      8,800     TRIBUNE CO                                           537,900
     30,750     WESTVACO CORP                                        853,313

                  RECREATIONAL EQUIPMENT
      5,200     BALLY ENTERTAINMENT CORP                              72,800
     29,100     BRUNSWICK CORP                                       698,400
     31,100     HARRAH'S ENTERTAINMENT INC                           754,175
     26,600     HASBRO INC                                           824,600
     61,225     MATTEL INC                                         1,882,669
      2,600     OUTBOARD MARINE CORP                                  52,975

                  SOAPS
     15,900     CLOROX CO                                          1,138,838

                  OTHER CONSUMER PRODUCTS
     56,300     AMERICAN BRANDS INC                                2,512,388
     18,500     COLGATE PALMOLIVE CO                               1,299,625
     28,300     DIAL CORP ARIZ                                       838,388
    134,500     GILLETTE CO                                        7,010,813
     91,300     PROCTER & GAMBLE CO                                7,577,900
     47,900     RUBBERMAID INC                                     1,221,450
      4,860     SCHWEITZER-MAUDUIT INTL INC                          112,388
      6,100     SPRINGS INDUSTRIES INC                               252,388
     59,200     UST INC                                            1,975,800
     31,800     WHITMAN CORPORATION                                  739,350

                  PHOTOGRAPHY
     42,400     EASTMAN KODAK CO                                   2,840,800
     13,700     POLAROID CORP                                        649,038

                  HOUSEHOLD FURN/APPLIANCES
     11,300     ARMSTRONG WORLD INDUSTUSTRIES                        700,600
     32,600     MAYTAG CO                                            660,150

                  RETAIL
      5,100     TJX COMPANIES INC (NEW)                               96,263

                  APPAREL
      2,700     BROWN GROUP INC                                       38,475
     17,600     LIMITED INC                                          305,800
      4,000     LIZ CLAIBORNE INC                                    111,000
     19,800     NIKE INC CL B                                      1,378,575
     15,000     STRIDE RITE CORP                                     112,500
     19,400     V F CORP                                           1,023,350

                  BROADCASTING
     11,100     KING WORLD INC                                       431,513

                  MISCELLANEOUS
     34,700     PALL CORPORATION                                     932,563

                     TOTAL CONSUMER PRODUCTS                    $112,250,153

                 DURABLE GOODS                          23.58%

                  AEROSPACE-AIRCRAFT
     45,700     BOEING CO                                         $3,581,738
     19,100     GENERAL DYNAMICS CORP                              1,129,288
     60,761     LOCKHEED MARTIN CORPORATION                        4,800,119
     34,300     MCDONNELL DOUGLAS CORP                             3,155,600
     15,000     NORTHROP GRUMMAN CORP                                960,000
     34,200     RAYTHEON COMPANY                                   1,615,950
     26,500     ROCKWELL INTERNATIONAL                             1,401,188
     12,100     TEXTRON INC                                          816,750
     15,900     UNITED TECHNOLOGIES CORP                           1,508,513

                  AGRICULTURAL MACHINERY
     60,300     CATERPILLAR INC                                    3,542,625
     35,400     DEERE & CO                                         1,247,850

                  AUTOMOBILE AND PARTS
     48,300     CHRYSLER CORP                                      2,674,613
      6,300     COOPER TIRE & RUBBER                                 155,138
     12,300     CUMMINS ENGINE INC                                   455,100
     30,700     DANA CORP                                            897,975
     23,600     EATON CORP                                         1,265,550
      8,600     ECHLIN INC                                           313,900
    325,700     FORD MOTOR CO                                      9,445,300
    226,600     GENERAL MOTORS CORP                               11,981,475
     37,200     GENUINE PARTS CO                                   1,525,200
      3,600     NAVISTAR INTL CORP (NEW)                              37,800
      8,600     TRW INC                                              666,500
     12,400     VARITY CORP NEW                                      460,350

                  ELECTRICAL
     27,028     AMP INC                                            1,037,200
         67     EMCOR GROUP INC SER Z WTS  12/15/99                        0
     30,700     EMERSON ELECTRIC COMPANY                           2,509,725
     27,600     HONEYWELL INC                                      1,342,050
     13,400     RAYCHEM CORP                                         762,125
    118,900     WESTINGHOUSE ELECTRIC CORPORATION                  1,961,850

                  ELECTRONICS
     14,400     ADVANCED MICRO-DEVICES                               237,600
     49,400     APPLIED MATLS INC                                  1,945,125
     15,200     CISCO SYSTEMS INC                                  1,134,300
      2,200     E G & G INC                                           53,350
    510,200     GENERAL ELECTRIC CORPORATION                      36,734,400
     14,100     GENERAL SIGNAL CORP                                  456,488
    126,400     HEWLETT PACKARD CO                                10,586,000
     99,000     INTEL CORP                                         5,618,250
     52,000     LORAL CORPORATION                                  1,839,500
     62,600     MICRON TECHNOLGY INC.                              2,480,525
     31,200     NATIONAL SEMICONDUCTOR CORP                          694,200
      6,500     NATIONAL SERVICES INDUSTRIES INC                     210,438
    156,100     ORACLE CORPORATION                                 6,614,738
     12,800     PERKIN ELMER CORP                                    483,200
      9,800     TEKTRONIX INC                                        481,425
     16,900     TELEDYNE INC                                         433,063
     52,000     TEXAS INSTRUMENTS                                  2,691,000
      6,000     THOMAS AND BETTS CORPORATION                         442,500

                  INDUSTRIAL MACHINERY
      8,800     BRIGGS & STRATTON CORP                               381,700
      9,800     CINCINNATI MILACRON INC                              257,250
     16,000     COOPER INDUSTRIES INC                                588,000
     34,400     DOVER CORPORATION                                  1,268,500
      8,900     HARNISCHFEGER INDUSTRIES INC                         295,925
     13,300     INGERSOLL RAND CO                                    467,163
      2,700     NACCO INDUSTRIES INC CLASS A                         149,850
      3,400     TRINOVA CORP                                          97,325

                  OFFICE EQUIPMENT AND SUPPLIE
     15,200     ALCO STANDARD CORP                                   693,500
      4,000     DELUXE CORP                                          116,000
      9,300     HARLAND JOHN H COMPANY                               194,138
     20,700     PITNEY BOWES INC                                     972,900
     32,600     XEROX CORPORATION                                  4,466,200

                  RUBBER
      7,900     GOODRICH B F CO                                      538,188
     20,200     GOODYEAR TIRE & RUBBER CO                            916,575
      8,000     PREMARK INTERNATIONAL INC                            405,000

                  OTHER DURABLE GOODS
     69,700     CORNING INCORPORATED                               2,230,400
      9,300     CRANE CO                                             342,938
     35,600     ILLINOIS TOOL WORKS INC                            2,100,400
      5,200     MILLIPORE CORP                                       213,850
    127,400     MINNESOTA MINING & MANUFACTURING                   8,440,250
     15,300     OWENS CORNING FIBERGLASS CORP-NEW                    686,588
      6,100     STANLEY WORKS                                        314,150

                COMPUTERS AND SOFTWARE
      6,200     APPLE COMPUTER INC                                   197,625
     13,900     CERIDIAN CORP (FORMERLY CONTROL DATA CORP DEL)       573,375
     34,800     COMPAQ COMPUTER CORPORATION                        1,670,400
     73,150     COMPUTER ASSOCIATES INTERNATIONAL INC.             4,160,406
      3,300     CRAY RESEARCH INC                                     81,675
      4,900     DATA GENERAL CORP                                     67,375
     40,400     DIGITAL EQUIPMENT CORPORATION                      2,590,650
     18,900     INTERGRAPH CORP                                      297,675
    172,500     IBM COMMON                                        15,826,875
    177,100     MICROSOFT CORP                                    15,540,525
     20,500     NOVELL INC                                           292,125
     45,500     SILICON  GRAPHICS                                  1,251,250
     64,200     SUN MICROSYSTEMS                                   2,929,125
     35,400     TANDEM COMPUTERS INC                                 376,125
     30,000     THREE COM CORP                                     1,398,750
     52,000     UNISYS CORP                                          292,500

                  HOUSEHOLD FURN/APPLIANCES
     22,400     WHIRLPOOL CORP                                     1,192,800

                  TELECOMMUNICATIONS
    149,900     AIRTOUCH COMMUNICATIONS                            4,234,675
      4,350     ANDREW CORP                                          166,388
     31,500     DSC COMMUNICATIONS                                 1,161,563

                  MISCELLANEOUS
     37,900     ALLIED-SIGNAL INC                                  1,800,250
     11,300     BLACK & DECKER CORP                                  398,325
     14,400     ITT INDUSTRIES INC                                   345,600
     12,400     JOHNSON CONTROLS INC                                 852,500
     22,350     PARKER HANNIFIN CORP                                 765,488
     12,200     SNAP ON TOOLS CORPORATION                            552,050
     36,400     TYCO LABRATORIES INC                               1,296,750

                     TOTAL DURABLE GOODS                        $220,837,200

                 FINANCIAL                              12.58%

                  BANKS
     54,590     BANC ONE CORP                                     $2,060,773
     28,800     BANK OF BOSTON CORP                                1,332,000
     48,200     BANK NEW YORK INC                                  2,349,750
     56,600     BANKAMERICA CORPORATION                            3,664,850
     10,500     BANKERS TRUST NEW YORK CORP                          698,250
     29,500     BARNETT BANKS INC                                  1,740,500
     39,300     BOATMEN'S BANCSHARES INC                           1,606,388
     45,100     CHASE MANHATTAN CORP                               2,734,188

     31,400     CHEMICAL BANKING CORPORATION (FORMERLY CHEMICA     1,844,750
     50,400     CITICORP                                           3,389,400
     42,300     CORESTATES FINANCIAL CORP                          1,602,113
     22,420     DEAN WITTER DISCOVER & CO                          1,053,740
     72,732     FIRST CHICAGO NBD CORP                             2,872,914
     24,300     FIRST FIDELITY BANCORPORATION NEW                  1,831,613
     23,000     FIRST INTERSTATE BANCORP                           3,139,500
     52,100     FIRST UNION CORP                                   2,898,063
     54,214     FLEET FINANCIAL GROUP INC                          2,209,221
     25,650     KEYCORP NEW                                          929,813
     30,450     MBNA CORP                                          1,122,844
     31,000     MELLON BANK CORP                                   1,666,250
     14,100     MORGAN J P & CO                                    1,131,525
     44,700     NATIONAL CITY CORP                                 1,480,688
     81,900     NATIONSBANK CORP                                   5,702,288
     98,600     NORWEST CORP                                       3,253,800
     12,000     PNC FINANCIAL CORPORATION                            387,000
     34,600     SUNTRUST BANKS INC                                 2,370,100
     33,700     U S BANCORP ORE                                    1,133,163
     24,000     WACHOVIA CORP                                      1,098,000
      6,400     WELLS FARGO & CO                                   1,382,400

                  FINANCE COMPANIES
     69,600     AMERICAN EXPRESS CO                                2,879,700
     16,100     BENEFICIAL CORP                                      750,663
     23,000     FEDERAL HOME LOAN MORTGAGE CORP                    1,920,500
     29,700     HOUSEHOLD INTERNATIONAL CORP                       1,756,013

                  HOLDING COMPANY
      6,100     EASTERN ENTERPRISES                                  215,025

                  FIRE AND CASUALTY INSURANCE
     12,100     CHUBB CORP                                         1,170,675
     11,300     GENERAL RE CORP                                    1,751,500
     17,200     SAFECO CORP                                          593,400

                  INSURANCE
     34,300     AETNA LIFE & CASUALTY CO                           2,375,275
      5,900     ALEXANDER & ALEXANDER SERVICES INC                   112,100
     58,854     ALLSTATE CORPORATION                               2,420,371
    143,750     AMERICAN INTERNATIONAL GROUP                      13,296,875
     10,400     CIGNA CORP                                         1,073,800
     14,400     ITT HARTFORD                                         696,600
      4,000     MARSH & MCLENNAN COMPANIES INC.                      355,000
     12,000     SAINT PAUL COMPANIES INC                             667,500
      4,500     TORCHMARK CORPORATION                                203,625
      9,700     TRANSAMERICA CORP                                    706,888
     89,414     TRAVELERS GROUP INC                                5,621,905
     13,200     UNUM CORPORATION                                     726,000
     11,800     USF & G CORP                                         199,125

                LIFE INSURANCE
     62,100     AMERICAN GENERAL CORP                              2,165,738
     21,600     JEFFERSON PILOT CORP                               1,004,400
     31,500     LINCOLN NATIONAL CORP IND                          1,693,125
      4,700     PROVIDIAN CORP                                       191,525
        447     TRANSPORT HOLDINGS, INC                               18,215
     10,400     USLIFE CORP                                          310,700

                  REAL ESTATE
     82,700     FEDERAL NATIONAL MORTGAGE ASSOCIATION             10,265,138

                  SAVINGS & LOANS
     13,900     AHMANSON H F & CO                                    368,350
     17,800     GOLDEN WEST FINANCIAL CORP                           983,450
     41,200     GREAT WESTERN FINANCIAL                            1,050,600

                  BROKERAGE
     22,100     MERRILL LYNCH & CO                                 1,127,100
     12,700     SALOMON INC                                          450,850

                     TOTAL FINANCIAL                            $117,807,607

                 METALS AND MINING                       1.06%

                  ALUMINUM
     23,800     ALUMINUM CO OF AMERICA                            $1,258,425
     19,200     REYNOLDS METALS CO                                 1,087,200

                  MINING
     41,800     HOMESTAKE MINING CO                                  653,125

                  STEEL
     32,200     ARMCO, INC.                                          189,175
     17,800     BETHLEHEM STEEL CORPORATION                          249,200
     16,100     INLAND STEEL INDUSTRIES INC                          404,513
     26,500     NUCOR CORP                                         1,513,813
      9,500     TIMKEN CO                                            363,375
     11,500     USX-U S STEEL GROUP                                  353,625
     13,200     WORTHINGTON INDUSTRIES INC                           274,725

                  OTHER METALS
     12,900     ASARCO INC                                           412,800
     12,237     NEWMONT MINING CORP                                  553,724
     21,100     PHELPS DODGE CORP                                  1,313,475
     23,300     FREEPORT-MCMORAN COPPER-B                            655,313

                 MINERALS
     24,050     CYPRUS AMAX MINERALS CO                              628,306

                     TOTAL METALS AND MINING                      $9,910,793

                 OIL-ENERGY                              9.14%

                  OIL & GAS PRODUCERS
     12,400     AMERADA HESS CORP                                   $657,200
    148,900     AMOCO CORPORATION                                 10,702,188
     31,800     COASTAL CORP                                       1,184,550
     20,500     ENSERCH CORP                                         333,125
      7,500     HELMERICH AND PAYNE INC.                             223,125
     96,500     OCCIDENTAL PETROLEUM CORP                          2,062,688
     24,500     ROWAN COMPANIES INC                                  241,938
     27,400     SANTA FE ENERGY RES INC                              263,725
     54,100     TENNECO INC                                        2,684,713
     36,200     USX-MARATHON GROUP COM NEW FORMERLY USX CORP         705,900

                  NATURAL RESOURCES
     23,800     DRESSER INDUSTRIES INC                               580,125
     15,700     KERR MCGEE CORP                                      996,950
     10,200     LOUISIANA LAND & EXPLORATION CO                      437,325
     11,800     WILLIAMS COMPANIES INC-DELAWARE                      517,725

                  OIL EQUIPMENT, WELLS & SVCS
     19,300     ASHLAND, INC                                         677,913
      6,800     BAKER HUGHES INC                                     165,750
     34,600     HALLIBURTON CO                                     1,751,625
     16,100     WESTERN ATLAS INC                                    813,050

                  OIL - DOMESTIC
      6,600     BURLINGTON RESOURCES INC                             259,050
      2,300     PENNZOIL CO                                           97,175
     79,500     PHILLIPS PETROLEUM CO                              2,712,938
     34,000     UNOCAL CORP                                          990,250

                  OIL-INTERNATIONAL
      8,700     ATLANTIC RICHFIELD CO                                963,525
     90,200     CHEVRON CORP                                       4,735,500
    376,600     EXXON CORP.                                       30,175,075
    120,000     MOBIL CORP                                        13,440,000
     31,300     ORYX ENERGY COMPANY                                  418,638
     22,900     SUN COMPANY INC                                      626,888
     78,900     TEXACO INC                                         6,193,650

                     TOTAL OIL-ENERGY                            $85,612,300

                 RETAIL                                  4.32%

                  DEPARTMENT STORES
     21,800     DAYTON HUDSON CORP                                $1,635,000
     34,300     DILLARD DEPARTMENT STORES                            977,550
     22,100     HARCOURT GENERAL INC                                 925,438
    139,300     K MART                                             1,009,925
     20,600     MAY DEPARTMENT STORES COMPANY                        870,350
     15,300     MELVILLE CORPORATION                                 470,475
      5,200     MERCANTILE STORES                                    240,500
     68,500     PENNEY JC INC                                      3,262,313
     52,700     SEARS ROEBUCK & CO                                 2,055,300
    696,200     WAL MART STORES INC                               15,577,475
     21,400     WINN-DIXIE STORES INC                                789,125
     40,300     WOOLWORTH CORP                                       523,900

                  GROCERY
     36,100     ALBERTSON'S INC                                    1,186,788
     20,600     AMERICAN STORES CO                                   551,050
        600     BRUNOS INC NEW                                         6,300
     11,400     FLEMING COMPANIES                                    235,125
     18,000     GIANT FOOD INC                                       567,000
     11,600     GREAT ATLANTIC & PACIFIC TEA INC                     266,800
     35,300     KROGER CO                                          1,323,750
      3,600     SUPERVALUE INC                                       113,400

                  OTHER RETAIL
      5,200     CIRCUIT CITY STORES                                  143,650
      6,100     LONGS DRUG STORES CORP                               292,038
     48,700     LOWES COMPANIES INC                                1,631,450
     18,800     PEP BOYS - MANNY, MOE, AND JACK                      481,750
     38,267     PRICE/COSTCO INC                                     583,572
     11,500     RITE AID CORPORATION                                 393,875
      9,500     TANDY CORP                                           394,250

                  SPORTING GOODS
     13,100     REEBOK INTERNATIONAL LIMITED                         370,075
     11,800     RUSSELL CORP                                         327,450

                  APPAREL
     43,300     CHARMING SHOPPES INC                                 124,488
     43,700     GAP INC                                            1,835,400
     31,300     NORDSTROM INC                                      1,267,650

                     TOTAL RETAIL                                $40,433,209

                 UTILITIES                              12.28%

                  ELECTRIC
     24,800     AMERICAN ELECTRIC POWER INC                       $1,004,400
     44,700     BALTIMORE GAS & ELECTRIC CO                        1,273,950
      8,100     CAROLINA POWER & LIGHT CO                            279,450
     10,000     CENTRAL & SOUTH WEST CORP                            278,750
     47,521     CINERGY CORP                                       1,455,331
     12,300     CONSOLIDATED EDISON NY INC                           393,600
     19,600     DETROIT EDISON CO                                    676,200
     24,000     DOMINION RESOURCES INC-VA                            990,000
     62,100     DUKE POWER CO                                      2,941,988
     10,900     ENTERGY CORP NEW                                     318,825
     56,100     FPL GROUP INC                                      2,601,638
     35,300     GENERAL PUBLIC UTILITIES CORPORATION               1,200,200
     35,400     HOUSTON INDUSTRIES INC                               858,450
     19,800     NIAGARA MOHAWK POWER                                 190,575
      9,200     NORTHERN STATES POWER CO                             451,950
     21,000     OHIO EDISON CO                                       493,500
     29,700     PECO ENERGY CO                                       894,713
    128,700     PACIFIC GAS & ELECTRIC                             3,651,863
     86,200     PACIFICORP                                         1,831,750
     13,000     PUBLIC SERVICE ENTERPRISE GROUP                      398,125
     80,800     SBC COMMUNICATIONS INC                             4,646,000
    135,300     SCE CORP                                           2,401,575
     88,400     SOUTHERN CO                                        2,176,850
     10,100     UNICOM CORPORATION                                   330,775
      5,300     UNION ELECTRIC CO                                    221,275

                  GAS
      6,800     COLUMBIA GAS SYSTEM INC                              298,350
      4,800     CONSOLIDATED NATURAL GAS                             217,800
     76,400     ENRON CORP                                         2,912,750
      7,400     NICOR COMMON                                         203,500
      5,800     NORAM ENERGY CORP                                     51,475
      3,700     ONEOK INC                                             84,638

     25,700     PACIFIC ENTERPRISES                                  726,025
     45,400     PANHANDLE EASTERN CORP                             1,265,525
      4,800     PEOPLES ENERGY CORP                                  152,400
     26,200     SONAT INC                                            933,375
     68,500     TEXAS UTILITIES CO                                 2,817,063

                  TELEPHONE
    481,000     A T & T                                           31,144,750
     57,300     ALLTEL CORP                                        1,690,350
     59,300     BELL ATLANTIC CORP                                 3,965,688
    134,400     BELLSOUTH CORP                                     5,846,400
    294,700     GTE CORP                                          12,966,800
     24,100     NYNEX CORP                                         1,301,400
    129,900     PACIFIC TELESIS GROUP                              4,367,888
    105,700     SPRINT CORP                                        4,214,788
     36,000     U S WEST INC                                       1,287,000
     36,000     US WEST MEDIA GROUP                                  684,000

                  WASTE DISPOSAL
     26,700     BROWNING FERRIS INDUSTRIES INC                       787,650
     68,400     LAIDLAW TRANS INC CL B NON VOTING                    701,100
    147,000     WMX TECHNOLOGIES INC                               4,391,625

                     TOTAL UTILITIES                            $114,974,068

                 MISCELLANEOUS                          10.73%

                  BROADCAST/COMMUNICATIONS
     46,700     CAPITAL CITIES/ABC INC                            $5,761,613
     13,000     COMCAST CORP CLASS A SPL                             236,438
     19,500     GANNETT CO., INC.                                  1,196,813
     61,300     MCI COMMUNICATIONS                                 1,601,463
     47,000     MOTOROLA INC                                       2,679,000
    232,700     TELE COMMUNICATIONS INC CL A                       4,624,913
      6,000     TELLABS INC                                          222,000
    109,500     VIACOM INC CL B VTG                                5,187,563
     71,100     DISNEY WALT CO                                     4,194,900

                  BUSINESS SERVICES
     15,500     AMDAHL CORP                                          131,750
     21,400     AUTODESK INC                                         732,950
     19,400     AUTOMATIC DATA PROCESSING                          1,440,450
     31,700     BLOCK H & R INC                                    1,283,850
      7,600     COMPUTER SCIENCES CORP                               533,900
     46,600     DONNELLEY R R & SONS                               1,834,875
     29,400     DOW JONES & CO                                     1,172,325

      8,700     DUN & BRADSTREET                                     563,325
     10,200     ECOLAB INC                                           306,000
     25,500     FIRST DATA CORP                                    1,705,313
     15,400     GRAINGER W W INC                                   1,020,250
     23,700     INTERPUBLIC GROUP COMPANIES INC                    1,027,988
      6,700     OGDEN CORP                                           143,213
     17,500     SAFETY KLEEN CORP                                    273,438
     23,400     SCIENTIFIC-ATLANTA                                   351,000
     31,400     SERVICE CORPORATION INTERNATIONAL                  1,381,600

                  FOOD SERVICE
     21,800     DARDEN RESTAURANTS INC                               258,875
      7,100     LUBYS CAFETERIAS INC                                 157,975
     84,300     MCDONALDS CORPORATION                              3,804,038
    254,700     PHILLIP MORRIS COMPANIES INC                      23,050,350
     18,500     RYANS FAMILY STEAK HOUSE                             129,500
      2,100     SHONEY'S INC                                          21,525
     31,000     WENDYS INTERNATIONAL INC                             658,750

                  HOTEL & MOTEL
     14,600     HILTON HOTELS CORP                                   897,900
     14,400     ITT CORP NEW                                         763,200
     35,000     MARRIOTT INTERNATIONAL CORP                        1,338,750

                  HOUSING
      8,200     PULTE CORP                                           275,725

                  MED SERV & SUPPLIES
     15,400     BIOMET INC                                           275,275
     18,900     MANOR CARE INC                                       661,500
     30,000     MEDTRONIC INC                                      1,676,250
     25,650     ST. JUDE MEDICAL INC.                              1,102,950
      7,600     SHARED MEDICAL SYSTEM CORP                           413,250

                  REAL ESTATE
      8,500     CENTEX CORP                                          295,375

                  TRANSPORTATION
     23,100     AMR CORP                                           1,715,175
     43,054     BURLINGTON NORTHERN SANTA FE                       3,358,212
     28,600     CSX CORP                                           1,304,875
     23,800     CONRAIL INC                                        1,666,000
      7,200     CONSOLIDATED FREIGHTWAYS                             190,800
     15,500     DELTA AIR LINES INC                                1,145,063
     17,000     FEDERAL EXPRESS CORP                               1,255,875
     14,000     FLEETWOOD ENTERPRISES INC                            360,500
     39,700     NORFOLK SOUTHERN CORP                              3,151,188

      5,095     PACCAR INC                                           214,627
     12,600     PITTSTON BRINKS GROUP                                395,325
      5,400     ROADWAY SERVICES                                     263,925
     23,900     RYDER SYSTEMS INC                                    591,525
     39,820     SANTA FE PACIFIC GOLD                                482,818
      7,400     SOUTHWEST AIRLINES CO                                172,050
     29,300     UNION PACIFIC CORP                                 1,933,800
      4,800     U S AIR GROUP                                         63,600
      3,500     YELLOW CORPORATION                                    43,313

                  MISCELLANEOUS
      4,600     HANDLEMAN CO-DELAWARE                                 26,450
     18,400     WARNER-LAMBERT                                     1,787,100

                  TELECOMMUNICATIONS
     72,400     AMERITECH CORP                                     4,271,600
     11,900     HARRIS CORP-DELAWARE                                 650,037

                     TOTAL MISCELLANEOUS                        $100,431,968

                                    TOTAL COMMON STOCK           955,748,169

OTHER

                PREFERRED STOCKS                         0.00%
        821     TELEDYNE PFRD SERIES E                                11,802
                                                                      11,802

                MUTUAL FUNDS - OPEN END                  2.00%
 18,733,676     AMERICAN AADVANTAGE MM FUND                       18,733,676
                                                                  18,733,676

                     TOTAL OTHER                                  18,745,478

                     TOTAL INVESTMENTS - 104.07%                $974,493,647

                     LIABILITIES IN EXCESS
                      OF OTHER ASSETS-(4.07%)                    (38,134,158)

                     NET ASSETS - 100%                          $936,359,489


                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

  To the Board of Directors and Shareholder
  Select Asset Fund, Series 2, Inc.:


  In planning and performing our audit of the financial statements of Select Asset Fund, Series 2, Inc. for the year ended December 31, 1995, we consid-ered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on the internal control structure.

  The management of Select Asset Fund, Series 2, Inc. is responsible for es-tablishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authori-zation and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

  Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the ef-fectiveness of the design and operation may deteriorate.

  Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be mate-rial weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregu-larities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned func-tions. However, we noted no matters involving the internal control struc-ture, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 1995.

  This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission.



                                        KPMG Peat Marwick, LLP

  February 16, 1996
  New York, New York